Exhibit 14

Code of Business Conduct and Ethics

Effective Date: January 1 2021

Table of Contents

4	Preface

5	Conflicts of Interest

5	Fair Dealing

6	Confidential Information & Intellectual Property

7	Computers, Telephones & Other Communications Resources

8	Corporate Assets

8	Environmental, Health & Safety

9	Fair Employment Practices

10	Maintaining Books & Records

11	Anti-Bribery & Anti-Corruption

13	International Trade Controls

13	Antiboycott Laws

14	Antitrust & Fair Competition Laws

14	Compliance with Laws, Rules & Regulations

15	Communications & Public Affairs

15	Contracts Compliance Policy

16	Reporting Violations

16	Non-Retaliation for Reporting

17	Coordination for Workplace Policies

17	Acknowledgement

2 / CODE OF BUSINESS CONDUCT AND ETHICS

Dear Helios Colleagues:

Helios is committed to conducting business with the highest degree of ethics, integrity, and compliance with laws worldwide. Helios’s Code of Ethics and Business Conduct (“Code”) reflects this commitment.

Now more than ever, in such a rapidly changing world, it is important to leverage and lean on our collective guiding principles and codes. The Code was developed to provide clear guidelines to help you make ethical decisions as we do business globally every day. As a global corporation, we operate in many cultures and countries with different laws and customs. Our commitment to ethical behavior may sometimes set standards that are beyond what is required by local law or custom. I encourage all colleagues to ask questions if you are unsure whether your actions or those of a colleague are permitted under the Code.

Our continued success depends on us conducting business in an ethical manner every day, no exceptions. Therefore, I encourage you to report any misconduct when suspected. Every time you report a concern regarding a violation of our Code, you are making a difference for everyone at Helios Technologies and you have my full support and appreciation.

Our Company’s reputation is one of our most valuable assets. Maintaining our reputation is critical to retaining our talented employees, loyal channel partners and supportive shareholders. We have worked over many decades to build our strong corporate reputation and it is something that we all need to focus our energy on maintaining. I believe Warren Buffet’s famous quote sums it well:

“It takes 20 years to build a reputation and five minutes to ruin it. If you think about that, you’ll do things differently.”

There is never any retribution or reprisals for making a report in good faith. The Helios Reporting hotline can be accessed via the following web address: heliostechnologies.ethicspoint.com.

I would like to thank all of you for your enduring commitment and support in working toward and holding each other to the highest levels of standards and ethics.

Respectfully,

Josef Matosevic

President and Chief Executive Officer

Helios Technologies, Inc.

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Helios Technologies

Code of Business Conduct and Ethics

Preface

The world is changing

rapidly, but the way we manage Helios Technologies and the values we live by have not changed.

Helios Technologies (the “Company”) demands the highest standards of ethical conduct of its Directors, Officers, and Employees who are expected to conduct their business in an ethical manner consistent with the Helios Code of Business Conduct and Ethics (“Code”).

This Code is applicable to all Directors, Officers and Employees (collectively, “Associates”) of the Company and all its subsidiaries and affiliates and is in addition to, and not in lieu of, any similar or related program applicable to the Company or in place at one of the Company’s subsidiaries.

This Code sets forth the compliance policies of the Company and in certain cases is supplemented by

the more detailed implementation guidelines and procedures referenced in the Code. This Code exists in conjunction with both the Helios Code of Conduct for Suppliers and Third-Party Vendors and Corporate Responsibility Policy. Associates will acknowledge receipt and understanding of this Code upon original publication or when they join the Company. Periodic acknowledgements may be required for updates as appropriate. All Associates must read and understand this Code and comply with both letter and spirit. Ignorance of this Code will not excuse any Associates from its requirements.

The Code can be found at: https:// ir.heliostechnologies.com/corporate- governance and is also considered to be part of any applicable employee handbook that may be distributed in your workplace.

This Code does not, and is not intended to, specify all situations that may call for the exercise of sound,

ethical judgment. Rather, this Code broadly outlines the obligations for the ethical conduct inherent in employment with, and service to, the Company and at the same time reinforces our core values. Associates must conduct themselves in such a manner as to avoid not only any violation of this Code, but also the appearance of any ethical impropriety.

If any Associate becomes aware of a situation or incident that may violate this Code, they must report the situation or incident as outlined below in “Reporting Violations.” All Associates may raise concerns anonymously. Any Associate found to have violated any terms of this Code will be subject to disciplinary action, up to and including termination of employment.

4 / CODE OF BUSINESS CONDUCT AND ETHICS

Conflicts of Interest

Conflicts of interest are to be avoided. A conflict of interest exists when an individual’s private interest interferes, or appears to interfere, with the interests of the Company. Conflicts of interest include, but are not limited to, improper use, misuse or disposal of Company property, information or position for personal gain or competition with the Company, whether such gain or competition is direct or indirect.

Similarly, gifts, entertainment, business opportunities, payments, kickbacks, and any other goods or services provided directly or indirectly to an Associate by, or on behalf of, a customer, vendor, consultant, partner, or anyone else directly or indirectly doing business with the Company may result in a conflict of interest. Promotional items of nominal value and other limited entertainment reasonable and necessary to support business activities, provided the foregoing are infrequent and non-lavish, may be accepted. Situations that may suggest the existence of a conflict of interest may not always be clear, and any Associate who plans to take an action that may give rise to a conflict of interest should address the potential conflict with his or her supervisor or other responsible Company representative. And any Associate who becomes aware of a conflict or potential conflict must immediately disclose the conflict to his or her supervisor or other responsible Company representative. The Company’s Board of Directors must determine the existence of and resolve any apparent conflicts of interest between any Director and the Company.

Fair Dealing

Associates should deal fairly with customers, vendors, competitors, and each other. The Company competes in the marketplace in a fair and honest manner, gaining its competitive advantages through superior performance and execution, rather than through unethical or illegal practices. Improper use of proprietary information, manipulation, concealment, or abuse of any information and misrepresentation of material facts are all prohibited by this Code, whether or not such actions are considered unlawful. Associates are prohibited from making deliberate misrepresentations regarding the Company or its business operations or creating or assisting the creation of any false or misleading entry in the books or records of the Company.

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Confidential Information & Intellectual Property

Associates must maintain the integrity of

confidential information and ensure that such information is used only for its intended purposes. Confidential information typically includes valuable commercial information, owned by the Company or another company, which is competition sensitive and not generally known to the public. It may include certain written or oral information, data or documents relating to a business, including, without limitation, current or prospective customer or vendor lists, pricing or rebate information, guidelines, manuals, technical information or drawings, standard operating procedures, personal notes, worksheets, computer data, source code, presentations, memoranda of the company concerning operations or sales and marketing, techniques and studies, financial and corporate records, and information pertaining to pending or future acquisitions, divestures or similar transactions.

If any Associate is unsure about whether certain

information is confidential and what restrictions may apply, please contact the Chief Legal and Compliance Officer (CLCO). Contact information can be found on page 12.

Intellectual Property includes trademarks, trade names, domain names, software, patents and trade secrets owned by the Company or another entity. Such property must be used properly and protected from infringement by others. Any unauthorized use of Intellectual Property may cause significant liability to the infringing party. If any Associate has any questions concerning the use of the Company’s or another entity’s intellectual property, please contact the CLCO.

6 / CODE OF BUSINESS CONDUCT AND ETHICS

Computers, Telephones & Other Communications Resources

Associates must take all due care to maintain

the security and privacy of the Company’s computer, telephone, and other communications resources because they are a crucial aspect of our Company’s property, both physical and intellectual. If an Associate has reason to believe that our network security has been violated – if, for instance, (s)he has reason to believe that a network password may have been compromised – (s)he must promptly report the incident to the CLCO.

The Company has a strong interest in protecting its Associates and users and maintaining the security and integrity of its resources and property. Consistent with that interest, the Company reserves the right to monitor access and disclose communications made on or information stored in any and all of its work areas, work product, and equipment, including technological resources. This means that the Company cannot and does not guarantee the confidentiality of any material stored on Company systems or facilities, including any material stored physically or electronically on the Company’s email or voicemail systems or on computers on the Company’s premises.

This also means that for legitimate business purposes (such as the need to access business records, to administer electronic facilities, to investigate suspected misconduct or to prevent misconduct from occurring), we monitor, access, and disclose information or communications, including personal information and communications, made or stored on the Company’s facilities or premises. Any misuse of Company property or resources or any other misconduct discovered through monitoring,

access or disclosure, regardless of the reason for the monitoring, access, or disclosure, is a violation of this Code and is subject to appropriate disciplinary action, up to and including termination of employment.

Living the Code

Q:

My laptop has a large amount of company confidential information on it. I take my laptop home every night, but occasionally stop at the gym or go out to eat on my way home. What should I do with my laptop?

A:

You should take all reasonable steps to protect company information and property, keeping your laptop in the safest place possible and not leave it where it is likely to be stolen. You have a duty to safeguard company confidential information you possess and should take steps to encrypt the data stored on your laptop if possible.

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Corporate Assets

All Associates have a duty to safeguard the

Company’s assets against theft, loss, or misuse. Assets include intangible assets (e.g., customer lists, manufacturing processes, engineering drawings, software code, intellectual property) and tangible assets (e.g., money, vehicles, equipment, supplies, inventory, facilities, materials). The Company expects Associates to be vigilant in protecting trade secrets, business data, and proprietary know-how. Similarly, Associates are required to maintain an accurate accounting for the use of the Company’s assets as well as of personnel time. Resources must not be diverted for unauthorized uses. Unless

specifically authorized, Associates may not misuse or remove company property from Company facilities (e.g., furnishings, equipment, supplies, software, systems). Further, Associates are required to prevent theft or misappropriation of company property by taking care to limit such losses by normal precautions and handling assets in a prudent manner.

Environmental, Health &

Safety

The Company is committed to protecting the environment and complying with applicable environmental laws, rules, and regulations, including without limitation those pertaining to the proper storage, handling, and disposal of hazardous materials and wastes as well as the proper management of wastewater and storm water. All Associates must comply with all appli- cable environmental laws and the environmen- tal, health & safety guidelines applicable to their work location.

Living the Code

Q:	My supervisor asked me not to report a minor injury I recently had at work. Is this ok not to report?

A:

No, this is not ok. No matter how minor the injury, you should report all job-related injuries and accidents.

Tracking injuries, including those that are minor, helps us to spot trends that can help us avoid more serious accidents.

8 / CODE OF BUSINESS CONDUCT AND ETHICS

Fair Employment     Practices

The Company believes that all people should

be treated with dignity and respect. Any conduct that fails to show appropriate respect to others, including fellow Associates, customers, vendors, and guests, is inconsistent with the Company’s values and is unacceptable. The following are examples of such unacceptable conduct: insults; threats; intimidation; retaliation; profanity; ridicule; vulgarity; discrimination; harassment; physical or verbal abuse; sexually explicit humor, conversation or behavior; gossip; slurs or stereotyping; unwelcome sexual advances; unwelcome touching or invasion of personal space; ignoring the rights of others; and insensitivity to the beliefs and customs of others.

The Company is committed to maintaining a workplace environment free from discrimination and harassment. In keeping with this policy, the Company strictly prohibits unlawful discrimination or harassment of any kind, including discrimination or harassment on the

basis of race, color, veteran status, religion, national origin, ancestry, pregnancy status, gender, sex, age, marital status, disability, medical condition, sexual orientation, gender identity or expression or any other characteristics protected by law. We strictly prohibit all forms of unlawful harassment (whether verbal, physical, visual or otherwise) on the part of all Associates, temporary workers, independent contractors, interns, and other service providers.

The Company is committed to providing workplaces that are free of substance abuse. Accordingly, Associates are expected to perform their duties free from the influence of illegal or unauthorized drugs or alcohol. In addition, the use, possession, or distribution of illegal or unauthorized drugs or alcohol on Company time or Company premises is prohibited.

Living the Code

Q:	A co-worker has been accessing sexually explicit material on his computer and has also been sending me jokes and links to websites that make me feel uncomfortable. What should I do?	Q:	My co-worker came to work today smelling of alcohol, slurring her speech, and stumbling. I think she is drunk. What should I do?

A:

If you feel comfortable doing so, you can speak directly to your co-worker and tell that person to stop the behavior. Your best course of action would be to contact Human Resources about the situation or any member of the management team.

A:

You should report your co-worker’s behavior to a member of management or Human Resources immediately. Your co-worker’s behavior is in violation of our drug free workplace policies and can put the safety and health of herself and co-workers at risk.

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Maintaining Books & Records

Accurate financial reporting is a core aspect

of how we conduct business. Our goal at the Company is, and will always be, accounting transparency and accuracy. To meet this standard, we consider it essential to maintain detailed, accurate books, records, and accounts to accurately reflect our transactions and to provide full, fair, accurate, timely, and understandable disclosure in reports and documents that we file, or may file, with or submit to any governmental agency, or in any other public communications. To ensure that we provide true, accurate, and complete information, we maintain a system of internal accounting controls to reinforce and verify our own compliance with these policies. Associates must always stay in full compliance with any system of internal controls that is communicated to them by Company management.

Living the Code

Q:

My manager told me that we are under a lot of pressure to make sure we “make our numbers” this quarter. I know a customer who will probably place a sizable order next quarter, can I put this order in now to help the current quarter?

A:	No. We have an obligation to have accurate financial records. If you have questions concerning when revenue can be booked, you should address those to your manager or accounting department.

Q:

My co-worker has had a lot of problems getting to work on time. He has clocked in late several times this month and has been put on disciplinary action. I don’t want him to get terminated. Is it okay for me to clock in for him? He is usually just a few minutes late.

A:

No. We have an obligation to accurately record hours worked. Another employee cannot clock in or out for a co-worker, except in limited situations approved by management. Further, clocking in or out for another person can subject you to disciplinary action, up to and including termination of your employment.

10 / CODE OF BUSINESS CONDUCT AND ETHICS

Anti-Bribery & Anti-Corruption

The Company’s commitment to acting with integrity includes compliance with all anti-corruption laws in the countries where it operates or does business. This includes compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and other similar laws which prohibit improper payments such as bribes and kickbacks, and promises and offers to make such payments to public officials.

Prohibition on Bribery and Kickbacks

Bribery is the act of giving something of value – including charitable donations, cash, travel expenses, gifts, offers of entertainment, and any other thing of value to the recipient – in order to obtain or retain business or any other improper advantage. Kickbacks are the return of a sum received, or due to be received, as part of an agreement to establish or foster business.

Bribes, kickbacks, and offers to make such payments are against Company policy, whether the person engaging in the prohibited conduct is employed by the Company or by a third party. Such third parties include distributors, customers, agents, consultants, brokers, joint venture partners, and business partners of all kinds that are acting on our behalf or in connection with the Company’s business.

Accordingly, Associates are not permitted under any circumstances to pay or receive bribes or kickbacks in connection with your conduct of the Company’s business. This includes tips of any size, gratuities, holiday gifts, promotional gifts, charitable contributions, political contributions, and anything else of value. Associates are also prohibited from engaging in any other activity that would similarly damage the Company’s reputation or integrity.

This may sometimes be challenging because in some parts of the world (including some places where we operate) making these kinds of payments is commonplace, or even expected. Even in those situations, it is essential that Associates adhere to Company policy and refrain from making such payments – even if it makes doing business more difficult. It is not a defense that “everybody does it.”

(continued on page 12)

Living the Code

Q:	I am working on getting new business for the Company and plan to host a luncheon that will involve foreign officials. Is this permissible?

A:

A reasonable cost for a normal business lunch with a governmental official may not be prohibited under the FCPA or local law. However, you must receive pre-approval from your manager before the event. Your manager, along with the Helios CLCO, can help determine whether this could create the appearance of bribery.

CODE OF BUSINESS CONDUCT AND ETHICS / 11

Anti-Bribery & Anti-Corruption (continued)

Business Partners

Just as Associates are not permitted to make improper payments, Associates are not permitted to employ or use third parties to do so. Our business partners (such as distributors, resellers, integrators, OEM’s, consultants, advisors or other third parties who perform services for us) are held to the same high ethical standards that we set for our own employees. If any of our business partners is found or even suspected of engaging in improper acts on our behalf or in connection with our business, those actions or suspicions must be reported to our CLCO so that we may take appropriate action. Contact information for our CLCO is as follows:

Melanie Nealis

Chief Legal and Compliance Officer HELIOS TECHNOLOGIES, INC. Direct +1 941 362 1313

Melanie.Nealis@HeliosTechnologies.com

Dealing with Government or Foreign

Officials

Associates should exercise particular vigilance when dealing with government or foreign officials. The term “foreign officials” means officials of any government other than the United States. The term “government official” includes any person acting in an official capacity or on behalf of a government, or a governmental agency or department, including businesses with governmental ownership (such as a national oil company), a public international agency (such as the United Nations or World Bank), a political party, or candidate for public office. If an Associate is uncertain whether someone is considered a government or foreign official, consult the CLCO.

Recordkeeping

Our commitment to compliance with anti- corruption laws extends to our recordkeeping. All Company expenses must be accurately recorded and supported by accurate documentation that clearly reflects the economic realities of the underlying transactions.

12 / CODE OF BUSINESS CONDUCT AND ETHICS

International

Trade Controls

Associates must comply with controlling international trade control and customs laws and regulations, including but not limited to those pertaining to the export of goods, services, technology, and technical data.

In executing their duties, Associates must ensure the Company does not participate in boycotts or other trade practices prohibited or penalized under the laws of the United States of America or other applicable local laws, rules or regulations. Associates with any questions concerning whether the Company is in compliance with controlling international trade controls and customs laws — including complying with laws from other countries that may have laws that conflict with U.S. laws — must address their concerns with the CLCO.

Living the Code

Q:

I have a customer who wants to place an order where our products will be shipped to a country that has been subject to a comprehensive economic embargo by the

United States. Can I ask my distributor or my foreign subsidiary to place this order for us instead?

A:

No. The economic embargoes and trade sanctions apply to all of Helios, its distributors, and channel partners. If we know or should have known that our products are going to a denied party or country, we can be held responsible. If you have questions on a trade issue, you should contact the CLCO.

Antiboycott Laws

The U.S. Antiboycott laws and regulations prohibit participation in or cooperation with the Arab boycott of Israel or any other unsanctioned boycott. Prohibited cooperation includes compliance with requests to take boycott- related actions, including providing information or making certifications that are boycott related. Moreover, most boycott-related requests trigger reporting obligations under the law. These laws are exceedingly complicated, containing detailed prohibitions and exceptions, and violations are heavily penalized. To ensure that the Company does not violate these laws, Associates must obtain prompt legal advice from the CLCO (or approved outside counsel) whenever boycott questions arise or if Associates are asked verbally or in writing to take any boycott-related action.

CODE OF BUSINESS CONDUCT AND ETHICS / 13

Antitrust & Fair

Competition Laws

Competition laws generally prohibit agree- ments that unreasonably restrain competition. Prohibitions include agreements with anyo- ne, including competitors, customers, and suppliers, which unreasonably restrain tra- de. Such agreements can be reflected in tacit understandings, oral commitments, or written contracts.

Associates must never enter into any agree- ment with a competitor pertaining to fixing pri- ces, terms, costs, or profit margins, or refusing to deal with a customer or a supplier, or dividing territories or customers, or restricting research and development. Further, Associates must not enter arrangements that “tie” two products together so that one will not be sold without the other, or that restrict resale prices. Exclusive dealing arrangements and licensing arrange- ments that restrict the scope or terms of resale of the licensed products may also raise issues under the competition laws, and Associates should consult with the CLCO prior to entering into any such arrangement.

It is important that our Associates also maintain and preserve the confidences of prior emplo- yers and/or confidential information that may belong to a competitor or another party. In the event you have questions about how to handle information of a sensitive or competitive nature, you should contact the CLCO.

Compliance with Laws, Rules & Regulations

The Company takes its responsibilities to comply with applicable laws and regulations very seriously. All Associates must take the time to familiarize themselves with the laws and regulations that apply to their respective work responsibilities. Any violation of applicable law may subject the violating individual to disciplinary action, up to and including termination of employment, in addition to whatever possible civil and/or criminal liability may be incurred by such violation. Please contact the CLCO if you have any questions as to applicable laws or regulations.

Living the Code

Q:	At an industry conference, I had lunch with a sales representative of a competitor. He suggested, “we’d all do better if we divide up territories”. Is this a good idea?

A:

No. The sales representative is suggesting something that can be in violation of fair competition laws. You should not participate in any discussion of this nature and you should report this conversation to your supervisor and the CLCO.

14 / CODE OF BUSINESS CONDUCT AND ETHICS

Communications &

Public Affairs

Information disseminated about the Company must be both accurate and consistent. For this reason, the Investor Relations and Marketing functions are responsible for the Company’s internal and external communications. These functions are responsible for all marketing and advertising activities and communications with the media, local communities and government officials in both routine and non- routine situations, and for all Company-wide communications with our Associates.

Contracts Compliance Policy

The Company must ensure that contracts and other agreements (“Contracts”) that it is bound by: (a) are reviewed, negotiated and signed by authorized Associates in a consistent manner; (b) contain provisions that reflect our understanding of the particular commercial transaction while limiting any potential risk or liability to the Company; and (c) do not conflict with our organizational documents, Delegation of Authority guidelines, or other business process requirements, if any.

Contracts include any contracts, agreements, documents or understandings, in any form, under which the Company agrees to (a) buy, sell, or store products, (b) provide or receive services, (c) acquire, own, lease, or dispose of real or personal property, or (d) otherwise make a payment or other financial commitment. Contract types may include, but are not limited to: service agreements, sales

Living the Code

Q:	A reporter called to ask for a comment in connection with my work. I know the answer to her question. Can I tell her what she wants to know?

A:

No. You should not answer any quetions from reporters unless you receive approval from the Company. If you have any questions about your response, you should contact the Corporate Communications Department.

agreements, supplier buying agreements, consulting agreements, software agreements, bids, equipment agreements, confidentiality and non-disclosure agreements, purchase orders, lease agreements, licenses, memoranda of understanding, letters of intent, requests for proposal, statements of work, formal or informal settlement agreements, releases, and any other contracts used in the day-to-day operations of the business. Contracts also include any contracts, agreements, documents or understandings with federal, state, provincial and local government agencies, including formal and informal settlement agreements, consent orders and such other agreements that bind the Company in any manner. This list is not intended to be all-inclusive; thus, any questions about whether a particular arrangement gives rise to or requires a Contract, or whether a document is subject to this Policy, should be directed to the CLCO.

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Reporting Violations

If any Associate discovers a violation of this Code, the Associate should report it promptly to their local leader, the CLCO, or any management-level employee of the Company.

If you still are concerned after speaking with your local leader or feel uncomfortable speaking with them (for whatever reason), you may report your concern to the confidential hotline. We have retained the services of an independent company, EthicsPoint, to take a report from Associates over a toll-free telephone line or via an online submission. The EthicsPoint employees who answer the Reporting Hotline are trained to listen carefully, ask questions and document the situation accurately and anonymously.

The Helios Reporting Hotline can be accessed via the following address: heliostechnologies. ethicspoint.com. From the website, you can identify the country and location you are reporting on and enter the report via an online portal or through a designated phone number specific to the country you are reporting from.

Non-Retaliation for

Reporting

In all cases there will be no reprisals for raising concerns in good faith, and every effort will be made to maintain confidentiality. We enforce a strict “no retaliation” policy. Retaliation for raising a potential violation of this Code, or for participating in any investigation of a possible violation of this Code, is strictly prohibited.  If a complaint of retaliation is substantiated, appropriate disciplinary action will be taken, up to and including termination of employment of the retaliating person.

16 / CODE OF BUSINESS CONDUCT AND ETHICS

This Code of Business Conduct and Ethics does not create a contract between the Company and any Associate, Offi- cer or Director and no promise of any kind is made by the Company in this Code of Business Conduct and Ethics. The Company is free to change the terms of this Code of Business Conduct and Ethics without having to consult with or obtain the agreement of any Associate. Unless otherwise agreed to in writing by the Company and an Associate, each of the Company and our Associates continue to have the authority to terminate the employment relationship at will, and the Company has the authority to change the terms of an Associate’s employment, in each case with or without cause and with or without prior notice. This at-will status can only be modified if such modification is in writing.

Coordination with Workplace Policies

This Code is intended to be read in conjunction with any local workplace policies, procedures, and processes. In the event anything in this Code conflicts with a local policy or procedure, this Code will govern.

Acknowledgement

This is an important policy that affects us all. Please acknowledge that you understand the policy, agree and commit to it, and then return your acknowledgement to your local human resources representative.

Date:

Signature:

Printed Name:

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